UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*

                                 THINKPATH INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    884099201
                                   ----------
                                 (CUSIP Number)

                                December 31, 2007
                               -------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1 (b)
         [X]      Rule 13d-1 (c)
         [ ]      Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Laurus Master Fund, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   98-0337673

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:  0, shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:  982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.99%*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Laurus Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-4150669

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:    0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:  982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens U.S. SPV I, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   20-8903266

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:        0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:      982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens Offshore SPV II, Corp.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   26-0811267

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:    0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:  982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------


         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Valens Capital Management, LLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   20-8903345

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:    0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:  982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------


         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June

Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  David Grin

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP     (a) [ ]
                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:    0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:  982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock. *
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99 %*

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
NUMBER OF      5      SOLE VOTING POWER:   0 shares of Common Stock.*
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6      SHARED VOTING POWER:      982,996 shares of Common Stock.*
OWNED BY       -----------------------------------------------------------------
EACH           7      SOLE DISPOSITIVE POWER:   0 shares of Common Stock.*
REPORTING      -----------------------------------------------------------------
PERSON         8      SHARES DISPOSITIVE POWER: 982,996 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      982,996 shares of Common Stock

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.99 %

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------


         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and (vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:   Thinkpath Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           201 Westcreek Boulevard, Brampton, Ontario L6T 5S6

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

           This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC, and Valens Offshore SPV II, Corp. as reported in the Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence:
           c/o Laurus Capital Management, LLC
           335 Madison Avenue, 10th Floor, New York, New York 10017

Item 2(c). Citizenship:      Cayman Islands

Item 2(d). Title of Class of Securities:      Common Stock ("Common Stock")

Item 2(e). CUSIP Number:     884099201

Item 3.    Not Applicable

Item 4.    Ownership:

      (a)  Amount Beneficially Owned:982,996 shares of Common Stock*
      (b)  Percent of Class: 9.99%*
      (c)  Number of shares as to which such person has:
           (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*
           (ii) shared power to vote or to direct the vote: 982,996 shares of Common Stock.*
           (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock.*
           (iv)  shared power to dispose or to direct the disposition of:
                 982,996 shares of Common Stock. *

--------------------------------------------------------------------------------

         * Based on 9,839,802 shares of common stock, no par value per share (the "Shares") of Thinkpath Inc., an Ontario corporation (the "Company") outstanding as of November 19, 2007, as disclosed on the Company's Quarterly Report on Form 10-QSB, for the quarterly period ending September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("Valens Off. II", and together with the Fund and Valens US, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 940,750 Shares at an exercise price of $0.23 per Share, subject to certain adjustments, (ii) an option (the "January Option") to acquire 53,990 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) an option (the "February Option") to acquire 2,359,006 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (iv) an option (the "June Option") to acquire 2,100,000 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (v) an option (the "Second June Option") to acquire 291,216 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (vi) an option (the "Third June Option" and together with the January Option, the February Option, the June Option and the Second June Option, the "Options") to acquire 1,810,674 Shares at an exercise price of $0.0001 per Share, subject to certain adjustments, and
(vii) 594,928 Shares. Each of the Warrant and Options contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens US and Valens Off. II are managed by Valens Capital Management, LLC ("VCM") Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No.         884099201
--------------------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:     Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         Not applicable

Item 7.  Identification and Classification of Subsidiary Which Acquired the
         Securities:     Not applicable

Item 8.  Identification and Classification of Members of the Group:
         Not applicable

Item 9.  Notice of Dissolution of Group:
         Not applicable

Item 10. Certification:

         By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2008
                                      -----------------
                                      Date

                                      LAURUS MASTER FUND, LTD.

                                      /s/ Eugene Grin
                                      --------------
                                      Eugene Grin
                                      Director

APPENDIX A


A.    Name:                         Laurus Capital Management, LLC, a Delaware
                                    limited liability company

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Place of Organization:        Delaware


B.    Name:                         Valens U.S. SPV I, LLC, a Delaware limited
                                    liability company

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Place of Organization:        Delaware


C.    Name:                         Valens Offshore SPV II, Corp., a Delaware
                                    corporation

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Place of Organization:        Delaware


D.    Name:                         Valens Capital Management, LLC, a Delaware
                                    limited liability company

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Place of Organization:        Delaware


E.    Name:                         Eugene Grin

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC

      Citizenship:                  United States


F.    Name:                         David Grin

      Business Address:             335 Madison Avenue, 10th Floor,
                                    New York, New York 10017

      Principal Occupation:         Director of Laurus Master Fund, Ltd.
                                    Principal of Laurus Capital Management, LLC

      Citizenship:                  Israel

Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                    Laurus Capital Management, LLC


                                    /s/ Eugene Grin
                                    ---------------------------------
                                    Eugene Grin
                                    Principal
                                    February 14, 2008


                                    Valens U.S. SPV I, LLC

                                    Valens Offshore SPV II, Corp.

                                    Valens Capital Management, LLC

                                    By:  Valens Capital Management, LLC
                                    Individually and as investment manager

                                    /s/ Eugene Grin
                                    ---------------------------------
                                    Eugene Grin
                                    Principal
                                    February 14, 2008


                                    /s/ Eugene Grin, on his individual behalf
                                    -----------------------------------------
                                    Eugene Grin
                                    February 14, 2008


                                    /s/ David Grin, on his individual behalf
                                    -----------------------------------------
                                    David Grin
                                    February 14, 2008